Manchester United plc

Interim report (unaudited) for the three and six months

ended 31 December 2021

Contents

Management’s discussion and analysis of financial condition and results of operations	2
Interim consolidated statement of profit or loss for the three and six months ended 31 December 2021 and 2020	13
Interim consolidated statement of comprehensive income for the three and six months ended 31 December 2021 and 2020	14
Interim consolidated balance sheet as of 31 December 2021, 30 June 2021 and 31 December 2020	15
Interim consolidated statement of changes in equity for the six months ended 31 December 2021, the six months ended 30 June 2021 and the six months ended 31 December 2020	17
Interim consolidated statement of cash flows for the three and six months ended 31 December 2021 and 2020	18
Notes to the interim consolidated financial statements	19

Manchester United plc

Management’s discussion and analysis of financial condition and results of operations

GENERAL INFORMATION AND FORWARD-LOOKING STATEMENTS

The following Management’s discussion and analysis of financial condition and results of operations should be read in conjunction with the interim consolidated financial statements and notes thereto included as part of this report. This report contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to Manchester United plc’s (“the Company”) operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning certain expectations and uncertainties related to the COVID-19 pandemic and the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this interim report are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Annual Report on Form 20-F for the year ended 30 June 2021, as filed with the Securities and Exchange Commission on 20 September 2021 (File No. 001-35627).

GENERAL

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 144-year heritage we have won 66 trophies, including a record 20 English league titles, enabling us to develop what we believe is one of the world’s leading sports brands and a global community of 1.1 billion fans and followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and Matchday. We attract leading global companies such as adidas, Kohler, TeamViewer and Tezos that want access and exposure to our community of followers and association with our brand.

COVID-19 PANDEMIC

Whilst the nature of the ongoing pandemic may result in UK government restrictions being re-imposed in the future, the majority of such restrictions were lifted ahead of the start of the 2021/22 season, with Old Trafford stadium welcoming back fans at full capacity. December 2021 was impacted by the surge in the Omicron variant which resulted in widespread infections across the UK and ultimately the postponement of two of our Premier League matches, one home and one away match, in the month.

We continue to play matches at Old Trafford stadium in front of a full capacity crowd, significantly increasing matchday revenues versus the prior period. This is partially offset by a reduction in broadcasting revenues, due to the completion of 2019/20 season competitions at the start of the prior period. We have played nine fewer home and away games across all competitions in the current period.

RESULTS OF OPERATIONS

Three months ended 31 December 2021 as compared to the three months ended 31 December 2020

	Three months ended
	31 December
	(in £ millions)		% Change
			2021 over
	2021	2020	2020
Revenue	185.4	172.8	7.3%
Commercial revenue	64.4	62.6	2.9%
Broadcasting revenue	86.4	108.7	(20.5)%
Matchday revenue	34.6	1.5	2,206.7%
Total operating expenses	(179.7)	(138.6)	29.7%
Employee benefit expenses	(97.7)	(81.7)	19.6%
Other operating expenses	(29.8)	(20.8)	43.3%
Depreciation	(3.6)	(3.6)	—
Amortization	(38.6)	(32.5)	18.8%
Exceptional items	(10.0)	—	—
(Loss)/profit on disposal of intangible assets	(0.3)	14.3	—
Net finance (costs)/income	(7.5)	19.7	—
Income tax credit/(expense)	0.7	(4.3)	—

Revenue

Total revenue for the three months ended 31 December 2021 was £185.4 million, an increase of £12.6 million, or 7.3%, over the three months ended 31 December 2020, as a result of an increase in revenue in our commercial and Matchday sectors, partially offset by a decrease in revenue in our broadcasting sector, as described below.

Commercial revenue

Commercial revenue for the three months ended 31 December 2021 was £64.4 million, an increase of £1.8 million, or 2.9%, over the three months ended 31 December 2020.

●	Sponsorship revenue for the three months ended 31 December 2021 was £35.2 million, a decrease of £2.6 million, or 6.9%, over the three months ended 31 December 2020, primarily due the expiry of the training kit deal at the end of May 2021 partially offset by global sponsorships; and
●	Retail, Merchandising, Apparel & Product Licensing revenue for the three months ended 31 December 2021 was £29.2 million, an increase of £4.4 million, or 17.7%, over the three months ended 31 December 2020, primarily due to increased Megastore and e-commerce revenues. In contrast to the three months ended 31 December 2020, the Megastore remained open to customers throughout the three months ended 31 December 2021 and also benefitted from home games being played in front of full capacity crowds. E-commerce revenue growth was driven by increased customer numbers, supported by the impact of new player signings.

Broadcasting revenue

Broadcasting revenue for the three months ended 31 December 2021 was £86.4 million, a decrease of £22.3 million, or 20.5%, over the three months ended 31 December 2020, primarily due to playing four fewer home and away games across all competitions.

Matchday revenue

Matchday revenue for the three months ended 31 December 2021 was £34.6 million, an increase of £33.1 million, or 2,206.7%, over the three months ended 31 December 2020, due to all eight home games being played in front of a full capacity crowd. All ten home games in the prior year quarter were played behind closed doors.

Total operating expenses

Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation, amortization and exceptional items) for the three months ended 31 December 2021 were £179.7 million, an increase of £41.1 million, or 29.7%, over the three months ended 31 December 2020.

Employee benefit expenses

Employee benefit expenses for the three months ended 31 December 2021 were £97.7 million, an increase of £16.0 million, or 19.6%, over the three months ended 31 December 2020 due to investment in the first team playing squad.

Other operating expenses

Other operating expenses for the three months ended 31 December 2021 were £29.8 million, an increase of £9.0 million, or 43.3%, over the three months ended 31 December 2020. This includes the impact of all home games being played in front of a full capacity crowd and costs related to the increased activity at the Old Trafford Megastore. In the prior year quarter all home games were played behind closed doors.

Depreciation

Depreciation for the three months ended 31 December 2021 was £3.6 million, consistent with the three months ended 31 December 2020.

Amortization

Amortization, primarily of players’ registrations, for the three months ended 31 December 2021 was £38.6 million, an increase of £6.1 million, or 18.8%, over the three months ended 31 December 2020. The unamortized balance of registrations as of 31 December 2021 was £385.5 million.

Exceptional items

Exceptional items for the three months ended 31 December 2021 were a cost of £10.0 million. This cost includes compensation to the former men’s first team manager and certain members of coaching staff for loss of office plus additional contributions we expect to pay towards the Football League pension scheme deficit based upon the latest actuarial valuation. Exceptional items for the three months ended 31 December 2020 were £nil.

(Loss)/profit on disposal of intangible assets

Loss on disposal of intangible assets for the three months ended 31 December 2021 was £0.3 million, compared to a profit of £14.3 million for the three months ended 31 December 2021. This is due to the close of the summer transfer window during the prior year quarter.

Net finance (costs)/income

Net finance costs for the three months ended 31 December 2021 were £7.5 million, compared to net finance income of £19.7 million for the three months ended 31 December 2020, due to an unfavourable swing in unrealized foreign exchange movements in the current quarter compared to a favourable swing in the prior year quarter.

Income tax

The income tax credit for the three months ended 31 December 2021 was £0.7 million, compared to an income tax expense of £4.3 million for the three months ended 31 December 2020.

Six months ended 31 December 2021 as compared to the six months ended 31 December 2020

	Six months ended
	31 December
	(in £ millions)		% Change
			2021 over
	2021	2020	2020
Revenue	311.9	281.8	10.7%
Commercial revenue	128.8	122.3	5.3%
Broadcasting revenue	129.7	156.3	(17.0)%
Matchday revenue	53.4	3.2	1,568.8%
Total operating expenses	(333.8)	(262.1)	27.4%
Employee benefit expenses	(186.2)	(153.6)	21.2%
Other operating expenses	(56.6)	(37.1)	52.6%
Depreciation	(7.3)	(7.4)	(1.4)%
Amortization	(73.7)	(64.0)	15.2%
Exceptional items	(10.0)	—	—
Profit on disposal of intangible assets	17.1	1.7	905.9%
Net finance (costs)/income	(17.1)	19.7	—
Income tax expense	5.0	(7.5)	—

Revenue

Total revenue for the six months ended 31 December 2021 was £311.9 million, an increase of £30.1 million, or 10.7%, over the six months ended 31 December 2020, as a result of an increase in revenue in our commercial and Matchday sectors, partially offset be a decrease in revenue in our broadcasting sector, as described below.

Commercial revenue

Commercial revenue for the six months ended 31 December 2021 was £128.8 million, an increase of £6.5 million, or 5.3%, over the six months ended 31 December 2020.

●	Sponsorship revenue for the six months ended 31 December 2021 was £71.5 million, a decrease of £2.8 million, or 3.8%, over the six months ended 31 December 2020, primarily due to the expiry of the training kit deal at the end of May 2021 partially offset by global sponsorships; and
●	Retail, Merchandising, Apparel & Product Licensing revenue for the six months ended 31 December 2021 was £57.3 million, an increase of £9.3 million, or 19.4%, over the six months ended 31 December 2020, primarily due to increased Megastore and e-commerce revenues. In contrast to the six months ended 31 December 2020, the Megastore remained open to customers throughout the six months ended 31 December 2021 and also benefitted from home games being played in front of full capacity crowds. E-commerce revenue growth was driven by increased customer numbers, supported by the impact of new player signings.

Broadcasting revenue

Broadcasting revenue for the six months ended 31 December 2021 was £129.7 million, a decrease of £26.6 million, or 17.0%, over the six months ended 31 December 2020, primarily due to playing nine fewer home and away games across all competitions (following the completion of the 2019/20 Premier League, FA Cup and UEFA Europa League competitions during the prior year).

Matchday revenue

Matchday revenue for the six months ended 31 December 2021 was £53.4 million, an increase of £50.2 million, or 1,568.8%, over the six months ended 31 December 2020, due to all thirteen home games being played in front of a full capacity crowd. All fifteen home games in the prior year period were played behind closed doors.

Total operating expenses

Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation, amortization and exceptional items) for the six months ended 31 December 2021 were £333.8 million, an increase of £71.7 million, or 27.4%, over the six months ended 31 December 2020.

Employee benefit expenses

Employee benefit expenses for the six months ended 31 December 2021 were £186.2 million, an increase of £32.6 million, or 21.2%, over the six months ended 31 December 2020 due to investment in the first team playing squad.

Other operating expenses

Other operating expenses for the six months ended 31 December 2021 were £56.6 million, an increase of £19.5 million, or 52.6%, over the six months ended 31 December 2020. This includes the impact of all home games being played in front of a full capacity crowd and costs related to the increased activity at the Old Trafford Megastore. In the prior year period all home games were played behind closed doors.

Depreciation

Depreciation for the six months ended 31 December 2021 was £7.3 million, a decrease of £0.1 million, or 1.4%, over the six months ended 31 December 2020.

Amortization

Amortization, primarily of players’ registrations, for the six months ended 31 December 2021 was £73.7 million, an increase of £9.7 million, or 15.2%, over the six months ended 31 December 2020. The unamortized balance of registrations as of 31 December 2021 was £385.5 million.

Exceptional items

Exceptional items for the six months ended 31 December 2021 were a cost of £10.0 million, This cost includes compensation to the former men’s first team manager and certain members of coaching staff for loss of office plus additional contributions we expect to pay towards the Football League pension scheme deficit based upon the latest actuarial valuation. Exceptional items for the six months ended 31 December 2020 were £nil.

Profit on disposal of intangible assets

Profit on disposal of intangible assets for the six months ended 31 December 2021 was £17.1 million, compared to a profit of £1.7 million for the six months ended 31 December 2020.

Net finance (costs)/income

Net finance costs for the six months ended 31 December 2021 were £17.1 million, compared to net finance income of £19.7 million for the six months ended 31 December 2020, due to an unfavourable swing in unrealized foreign exchange movements in the current year compared to a favourable swing in the prior year.

Income tax

The income tax credit for the six months ended 31 December 2021 was £5.0 million, compared to an income tax expense of £7.5 million for the six months ended 31 December 2020.

LIQUIDITY AND CAPITAL RESOURCES

Our primary cash requirements stem from the payment of transfer fees for the acquisition of players’ registrations, capital expenditure for the improvement of facilities at Old Trafford and the Carrington Training Ground (“Carrington”), payment of interest on our borrowings, employee benefit expenses, other operating expenses and dividends on our Class A ordinary shares and Class B ordinary shares. Historically, we have met these cash requirements through a combination of operating cash flow and proceeds from the transfer fees from the sale of players’ registrations. Our existing borrowings primarily consist of our secured term loan facility, our senior secured notes and outstanding drawdowns under our revolving facilities. We manage our cash flow interest rate risk where appropriate using interest rate swaps. Such interest rate swaps have the economic effect of converting a portion of variable rate borrowings from floating to fixed rates. We have US dollar borrowings that we use to hedge our US dollar commercial revenue exposure. We continue to evaluate our financing options and may, from time to time, take advantage of opportunities to repurchase or refinance all or a portion of our existing indebtedness to the extent such opportunities arise.

Whilst the nature of the ongoing pandemic may result in UK government restrictions being re-imposed in the future, the majority of such restrictions were lifted ahead of the start of the 2021/22 season, with Old Trafford stadium welcoming back fans at full capacity. We expect that the wider impact of COVID-19 on future revenue streams and cash flows will vary but will generally depend on potential future UK and international governmental measures to manage the spread of the disease, including variants, the length of time that such measures remain in place, their impact on future consumer behavior, our ability to play football matches and continuation of matches played in front of a crowd and at full capacity. We believe we are well placed with a strong balance sheet, including cash resources as at 31 December 2021 of £87.4 million. All funds are held as cash and cash equivalents and therefore available on demand. As at 31 December 2021, we also had access to undrawn revolving facilities of £100 million. However, we cannot assure you that our cash generated from operations, cash and cash equivalents or cash available under our revolving facilities will be sufficient to meet our long-term future needs, particularly in light of the ongoing nature of the COVID-19 pandemic and its continuing impact on the global economy and our business. We cannot assure you that we could obtain additional financing on favorable terms or at all, including as a result of changes or volatility in the credit or capital markets, which affect our ability to borrow money or raise capital, including as a result of the impact of the COVID-19 pandemic.

A semi-annual cash dividend on our Class A ordinary shares and Class B ordinary shares of $0.09 per share was paid from our operating cash flows on 7 January 2022 to shareholders of record on 1 December 2021. The stock began to trade ex-dividend on 30 November 2021. The declaration and payment of any further future dividends will be at the sole discretion of our board of directors or a committee thereof, and our expectations and policies regarding dividends are subject to change as our business needs, capital requirements or market conditions change.

Our business ordinarily generates a significant amount of cash from our Matchday revenues and commercial contractual arrangements at or near the beginning of our fiscal year, with a steady flow of other cash received throughout the fiscal year. In addition, we ordinarily generate a significant amount of our cash through advance receipts, including season tickets (which include general admission season tickets and seasonal hospitality tickets), most of which are received prior to the end of June for the following season. Given the lifting of government restrictions and return of fans to the stadium, 2021/22 season tickets have sold out. Our Broadcasting revenue from the Premier League and UEFA are paid periodically throughout the season, with primary payments made in late summer, December, January and the end of the football season. Our sponsorship and other commercial revenue tends to be paid either quarterly or annually in advance. However, while we typically have a high cash balance at the beginning of each fiscal year, this is largely attributable to deferred revenue, the majority of which falls under current liabilities in the consolidated balance sheet, and this deferred revenue is unwound through the statement of profit or loss over the course of the fiscal year. Over the course of a year, we use our cash on hand to pay employee benefit expenses, other operating expenses, interest payments and other liabilities as they become due. This typically results in negative working capital movement at certain times during the year. In the event it is necessary to access additional operating cash, we also have access to cash through our revolving facilities. As of 31 December 2021, we had £100 million outstanding loans under our revolving facilities and access to undrawn revolving facilities of £100 million.

We also maintain a mixture of long-term debt and capacity under our revolving facilities in order to ensure that we have sufficient funds available for short-term working capital requirements and for investment in the playing squad and other capital projects.

Our cost base is more evenly spread throughout the fiscal year than our cash inflows. Employee benefit expenses and fixed costs constitute the majority of our cash outflows and are generally paid throughout the 12 months of the fiscal year.

In addition, transfer windows for acquiring and disposing of registrations occur in January and the summer. During these periods, we may require additional cash to meet our acquisition needs for new players and we may generate additional cash through the sale of existing registrations. Depending on the terms of the agreement, transfer fees may be paid or received by us in multiple installments, resulting in deferred cash paid or received. Although we have not historically drawn on our revolving facilities during the summer transfer window, if we seek to acquire players with values substantially in excess of the values of players we seek to sell, we may be required to utilize cash available from our revolving facilities to meet our cash needs.

Acquisition and disposal of registrations also affects our trade receivables and payables, which affects our overall working capital. Our trade receivables include transfer fees receivable from other football clubs, whereas our trade payables include transfer fees and other associated costs in relation to the acquisition of registrations.

Cash Flow

The following table summarizes our cash flows for the six months ended 31 December 2021 and 2020:

	Six months ended
	31 December
	(in £ millions)
	2021	2020
Cash flow from operating activities
Cash generated from operations	46.1	74.5
Net interest paid	(9.9)	(10.2)
Tax paid	(4.1)	(3.0)
Net cash inflow from operating activities	32.1	61.3
Cash flow from investing activities
Payments for property, plant and equipment	(5.5)	(3.2)
Payments for intangible assets	(90.9)	(108.8)
Proceeds from sale of intangible assets	13.0	22.2
Payments for derivative financial assets	—	(0.9)
Net cash outflow from investing activities	(83.4)	(90.7)
Cash flow from financing activities
Proceeds from borrowings	40.0	60.0
Principal elements of lease payments	(0.9)	(0.8)
Dividends paid	(10.7)	—
Net cash inflow from financing activities	28.4	59.2
Net (decrease)/increase in cash and cash equivalents(1)	(22.9)	29.8
(1)	Excludes the effect of exchange rate changes on cash and cash equivalents.

Net cash inflow from operating activities

Cash generated from operations represents our operating results and net movements in our working capital. Our working capital is generally impacted by the timing of cash received from the sale of tickets and hospitality and other Matchday revenues, broadcasting revenues from the Premier League and UEFA and sponsorship and other commercial revenues. Cash generated from operations for the six months ended 31 December 2021 was £46.1 million, a decrease of £28.4 million from cash generated from operations of £74.5 million for the six months ended 31 December 2020.

Additional changes in net cash inflow from operating activities generally reflect our finance costs. We currently pay fixed rates of interest on our senior secured notes and variable rates of interest on our secured term loan facility. We use interest rate swaps to manage the cash flow interest rate risk. Such swaps have the economic effect of converting a portion of interest from variable rates to a fixed rate. Drawdowns from our revolving facilities are also subject to variable rates of interest. Net cash inflow from operating activities for the six months ended 31 December 2021 was £32.1 million, a decrease of £29.2 million from net cash inflow of £61.3 million for the six months ended 31 December 2020.

Net cash outflow from investing activities

Capital expenditure for the acquisition of intangible assets as well as for improvements to property, principally at Old Trafford and the Carrington, are funded through cash flow generated from operations, proceeds from the sale of intangible assets and, if necessary, from our revolving facilities. Capital expenditure on the acquisition, disposal and trading of intangible assets tends to vary significantly from year to year depending on the requirements of our men’s first team, overall availability of players, our assessment of their relative value and competitive demand for players from other clubs. By contrast, capital expenditure on the purchase of property, plant and equipment tends to remain relatively stable as we continue to make improvements at Old Trafford and Carrington.

Net cash outflow from investing activities for the six months ended 31 December 2021 was £83.4 million, a decrease of £7.3 million from £90.7 million for the six months ended 31 December 2020.

For the six months ended 31 December 2021, net capital expenditure on property, plant and equipment was £5.5 million, an increase of £2.3 million from £3.2 million for the six months ended 31 December 2020.

For the six months ended 31 December 2021, net capital expenditure on intangible assets was £77.9 million, a decrease of £8.7 million from £86.6 million for the six months ended 31 December 2020.

For the six months ended 31 December 2021, net capital expenditure on derivative financial assets was £nil, compared to £0.9 for the six months ended 31 December 2020.

Net cash inflow from financing activities

Net cash inflow from financing activities for the six months ended 31 December 2021 was £28.4 million, compared to net cash inflow of £59.2 million for the six months ended 31 December 2020. This is due to a £40.0 million drawdown on the revolving facilities in the current year compared to a £60.0 million drawdown on the revolving facilities in the prior year, combined with a semi-annual cash dividend of $0.09 per share in the current year paid on 30 July 2021 (historically paid in the prior fiscal fourth quarter).

Indebtedness

Our primary sources of indebtedness consist of our senior secured notes, our secured term loan facility and our revolving facilities. As part of the security for our senior secured notes, our secured term loan facility and our revolving facilities, substantially all of our assets are subject to liens and mortgages.

Description of principal indebtedness

Senior secured notes

Our wholly-owned subsidiary, Manchester United Football Club Limited, issued $425 million in aggregate principal amount of 3.79% senior secured notes. As of 31 December 2021 the sterling equivalent of £312.3 million (net of unamortized issue costs of £2.8 million) was outstanding. The outstanding principal amount was $425.0 million. The senior secured notes mature on 25 June 2027.

The senior secured notes are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and MU Finance Limited and secured against substantially all of the assets of those entities and Manchester United Football Club Limited. These entities are wholly owned subsidiaries of Manchester United plc.

The note purchase agreement governing the senior secured notes contains a financial maintenance covenant requiring us to maintain consolidated profit for the period before depreciation, amortization of, and profit/(loss) on disposal of, intangible assets, exceptional items, net finance costs, and tax (“EBITDA”) of not less than £65 million for each 12 month testing period (with the flexibility to reduce this to £25 million during the period 31 March 2021 to 30 September 2022 inclusive). We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive financial years) during the life of the senior secured notes if we fail to qualify for the first round group stages (or its equivalent from time to time) of the UEFA Champions League. The impact of IFRS 16 is excluded for the purpose of covenant compliance testing. The covenant is tested on a quarterly basis and we were in compliance as of 31 December 2021.

The note purchase agreement governing the senior secured notes contains events of default typical for securities of this type, as well as customary covenants and restrictions on the activities of Red Football Limited and each of Red Football Limited’s subsidiaries, including, but not limited to, the incurrence of additional indebtedness; dividends or distributions in respect of capital stock or certain other restricted payments or investments; entering into agreements that restrict distributions from restricted subsidiaries; the sale or disposal of assets, including capital stock of restricted subsidiaries; transactions with affiliates; the incurrence of liens; and mergers, consolidations or the sale of substantially all of Red Football Limited’s assets. The covenants in the note purchase agreement governing the senior secured notes are subject to certain thresholds and exceptions described in the note purchase agreement governing the senior secured notes.

The senior secured notes may be redeemed in part, in an amount not less than 5% of the aggregate principal amount of the senior secured notes then outstanding, or in full, at any time at 100% of the principal amount plus a “make-whole” premium of an amount equal to the discounted value (based on the US Treasury rate) of the remaining interest payments due on the senior secured notes up to 25 June 2027.

Secured term loan facility

Our wholly-owned subsidiary, Manchester United Football Club Limited, has a secured term loan facility with Bank of America Merrill Lynch International Designated Activity Company as lender. As of 31 December 2021, the sterling equivalent of £164.7 million (net of unamortized issue costs of £2.1 million) was outstanding. The outstanding principal amount was $225.0 million. The remaining balance of the secured term loan facility is repayable on 6 August 2029, although the Group has the option to repay the secured term loan facility at any time before then.

Loans under the secured term loan facility bear interest at a rate per annum equal to US dollar LIBOR (provided that if the rate is less than zero, LIBOR shall be deemed to be zero) plus the applicable margin. The applicable margin, if no event of default has occurred and is continuing, means the following:

Margin %
Total net leverage ratio (as defined in the secured term loan facility agreement)	(per annum)
Greater than 3.5	1.75
Greater than 2.0 but less than or equal to 3.5	1.50
Less than or equal to 2.0	1.25

While any event of default is continuing, the applicable margin shall be the highest level set forth above.

Our secured term loan facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and secured against substantially all of the assets of those entities. These entities are wholly owned subsidiaries of Manchester United plc.

The secured term loan facility contains a financial maintenance covenant requiring us to maintain consolidated profit for the period before depreciation, amortization of, and profit/(loss) on disposal of, intangible assets, exceptional items, net finance costs, and tax (“EBITDA”) of not less than £65 million for each 12 month testing period (with the flexibility to reduce this to £25 million during the period 31 March 2021 to 30 September 2022 inclusive). We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive financial years) during the life of the secured term loan facility if we fail to qualify for the first round group stages (or its equivalent from time to time) of the UEFA Champions League. The impact of IFRS 16 is excluded for the purpose of covenant compliance testing. The covenant is tested on a quarterly basis and we were in compliance as of 31 December 2021.

The secured term loan facility contains events of default typical in facilities of this type, as well as typical covenants including restrictions on incurring additional indebtedness, paying dividends or making other distributions or repurchasing or redeeming our stock, selling assets, including capital stock of restricted subsidiaries, entering into agreements restricting our subsidiaries’ ability to pay dividends, consolidating, merging, selling or otherwise disposing of all or substantially all of our assets, entering into sale and leaseback transactions, entering into transactions with our affiliates and incurring liens. Certain events of default and covenants in the secured term loan facility are subject to certain thresholds and exceptions described in the agreement governing the secured term loan facility.

Revolving facilities

Our revolving facilities agreement originally dated 22 May 2015 (as amended on 7 October 2015, amended and restated on 4 April 2019 and on 4 March 2021) (the “initial revolving facility”) allows Manchester United Football Club Limited (or any direct or indirect subsidiary of Red Football Limited that becomes a borrower thereunder) to borrow up to £150 million from a syndicate of lenders with Bank of America Europe Designated Activity Company as agent and security trustee. As of 31 December 2021, we had £75 million in outstanding loans and £75 million in borrowing capacity under our revolving facilities agreement.

The revolving facilities agreement contains a financial maintenance covenant consistent with the note purchase agreement and secured term loan- facility. The initial revolving facility is scheduled to expire on 4 April 2025. Any amount still outstanding at that time will be due in full immediately on the applicable expiry date.

Our revolving facility agreement originally dated 14 October 2020 (as amended and restated on 4 March 2021) (the “new revolving facility”) allows Manchester United Football Club Limited (or any direct or indirect subsidiary of Red Football Limited that becomes a borrower thereunder) to borrow up to £50 million from Santander UK plc as original lender and with Santander UK plc as agent and with Bank of America Europe Designated Activity Company as security trustee. The general covenants under the new revolving facility are consistent with the initial revolving facility. The new revolving facility has a maturity date of 4 July 2025. As of 31 December 2021, we had £25 million in outstanding loans and £25 million in borrowing capacity under our revolving facility agreement.

Our revolving facilities are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and secured against substantially all of the assets of those entities. These entities are wholly owned subsidiaries of Manchester United plc.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not currently have any research and development policies in place.

OFF BALANCE SHEET ARRANGEMENTS

Transfer fees payable

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable by us if certain specific performance conditions are met. We estimate the fair value of any contingent consideration at the date of acquisition based on the probability of conditions being met and monitor this on an ongoing basis. The maximum additional amount that could be payable as of 31 December 2021 is £122.4 million (30 June 2021: £92.0 million; 30 December 2020: £86.0 million).

Transfer fees receivable

Similarly, under the terms of contracts with other football clubs for player transfers, additional amounts would be payable to us if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Company when probable and recognized when virtually certain. As of 31 December 2021, we believe receipt of £nil to be probable (30 June 2021: £0.1 million; 30 December 2020: £1.3 million).

Other commitments

In the ordinary course of business, we enter into capital commitments. These transactions are recognized in the consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and are more fully disclosed therein.

As of 31 December 2021, we had not entered into any other off-balance sheet transactions.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations

The following table summarizes our contractual obligations as of 31 December 2021:

						Total per
					Total	consolidated
	Less than	1-3	3-5	More than	contractual	financial
	1 year	years	years	five years	cash flows(1)	statements
	£’000	£’000	£’000	£’000	£’000	£’000
Debt obligations(2)	117,724	32,884	29,195	494,809	674,612	582,237
Lease obligations(3)	1,096	840	92	3,611	5,639	3,757
Purchase obligations(4)	201,750	84,958	22,070	—	308,778	295,171
Total	320,570	118,682	51,357	498,420	989,029	881,165
(1)	Total contractual cash flows reflect contractual non-derivative financial obligations including interest, lease payments on short-term and low value leases, purchase order commitments and capital commitments and therefore differ from the carrying amounts in our consolidated financial statements.
(2)	As of 31 December 2021, we had $425.0 million of our senior secured notes outstanding, $225.0 million of our secured term loan facility outstanding and £100.0 million outstanding loans under our revolving facilities.
(3)	We enter into leases in the normal course of business. The future lease obligations would change if we were to enter into additional new leases.
(4)	Purchase obligations include current and non-current obligations related to the acquisition of registrations, purchase order commitments and capital commitments. Purchase obligations do not include contingent transfer fees of £122.4 million which are potentially payable by us if certain specific performance conditions are met.

Except as disclosed above and in note 31.1 to the unaudited interim consolidated financial statements as of and for the three and six months ended 31 December 2021 included elsewhere in this Interim Report, as of 31 December 2021, we did not have any material contingent liabilities or guarantees.

Manchester United plc

Interim consolidated statement of profit or loss – unaudited

		Three months ended		Six months ended
		31 December		31 December
		2021	2020	2021	2020
	Note	£’000	£’000	£’000	£’000
Revenue from contracts with customers	6	185,440	172,850	311,901	281,822
Operating expenses	7	(179,717)	(138,659)	(333,820)	(262,132)
(Loss)/profit on disposal of intangible assets	9	(318)	14,278	17,158	1,683
Operating profit/(loss)		5,405	48,469	(4,761)	21,373
Finance costs		(7,473)	(5,722)	(22,591)	(25,296)
Finance income		1	25,424	5,465	45,019
Net finance (costs)/income	10	(7,472)	19,702	(17,126)	19,723
(Loss)/profit before income tax		(2,067)	68,171	(21,887)	41,096
Income tax credit/(expense)	11	665	(4,343)	4,946	(7,538)
(Loss)/profit for the period		(1,402)	63,828	(16,941)	33,558

(Loss)/earnings per share during the period:
Basic (loss)/earnings per share (pence)	12	(0.86)	39.17	(10.39)	20.60
Diluted (loss)/earnings per share (pence) (1)	12	(0.86)	39.07	(10.39)	20.54
(1)	For the three and six months ended 31 December 2021, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of comprehensive income – unaudited

	Three months ended		Six months ended
	31 December		31 December
	2021	2020	2021	2020
	£’000	£’000	£’000	£’000
(Loss)/profit for the period	(1,402)	63,828	(16,941)	33,558
Other comprehensive income:
Items that may be reclassified to profit or loss
Movement on hedges	1,395	2,075	1,166	19,246
Income tax expense relating to movements on hedges	(350)	(167)	(291)	(210)
Other comprehensive income for the period, net of income tax	1,045	1,908	875	19,036
Total comprehensive (loss)/income for the period	(357)	65,736	(16,066)	52,594

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated balance sheet – unaudited

		As of
		31 December	30 June	31 December
		2021	2021	2020
	Note	£’000	£’000	£’000
ASSETS
Non-current assets
Property, plant and equipment	14	245,845	247,059	251,183
Right-of-use assets	15	3,747	4,383	3,930
Investment property	16	20,413	20,553	20,692
Intangible assets	17	812,252	754,467	777,473
Deferred tax asset	18	—	—	61,786
Trade receivables	20	41,024	20,404	34,333
Derivative financial instruments	21	4,434	499	536
		1,127,715	1,047,365	1,149,933
Current assets
Inventories	19	2,876	2,080	2,792
Prepayments		20,852	7,407	16,183
Contract assets – accrued revenue	6.2	69,828	40,544	65,795
Trade receivables	20	54,063	50,370	62,907
Other receivables		1,110	460	371
Income tax receivable		834	1,108	1,223
Derivative financial instruments	21	1,146	318	1,776
Cash and cash equivalents	22	87,434	110,658	80,620
		238,143	212,945	231,667
Total assets		1,365,858	1,260,310	1,381,600

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated balance sheet - unaudited (continued)

		As of
		31 December	30 June	31 December
		2021	2021	2020
	Note	£’000	£’000	£’000
EQUITY AND LIABILITIES
Equity
Share capital	23	53	53	53
Share premium		68,822	68,822	68,822
Treasury shares	24	(21,305)	(21,305)	(21,305)
Merger reserve		249,030	249,030	249,030
Hedging reserve		(9,561)	(10,436)	(13,529)
Retained (deficit)/earnings		(40,294)	(13,652)	122,508
Total equity		246,745	272,512	405,579
Non-current liabilities
Deferred tax liabilities	18	30,422	35,546	30,851
Contract liabilities - deferred revenue	6.2	24,610	22,942	13,772
Trade and other payables	25	102,553	67,517	60,809
Borrowings	26	477,052	465,049	471,026
Lease liabilities	15	2,994	3,083	3,255
Derivative financial instruments	21	3,908	5,472	7,390
Provisions	27	4,589	4,157	—
		646,128	603,766	587,103
Current liabilities
Contract liabilities - deferred revenue	6.2	155,931	117,984	137,447
Trade and other payables	25	207,346	192,661	173,008
Income tax liabilities		2,131	6,036	12,607
Borrowings	26	105,185	65,187	65,114
Lease liabilities	15	763	1,257	568
Derivative financial instruments	21	859	262	174
Provisions	27	770	645	—
		472,985	384,032	388,918
Total equity and liabilities		1,365,858	1,260,310	1,381,600

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of changes in equity – unaudited

	Share	Share	Treasury	Merger	Hedging	Retained	Total
	capital	premium	shares	reserve	reserve	earnings	equity
	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Balance at 30 June 2020	53	68,822	(21,305)	249,030	(32,565)	87,197	351,232
Profit for the period	—	—	—	—	—	33,558	33,558
Cash flow hedges	—	—	—	—	19,246	—	19,246
Tax expense relating to movement on hedges	—	—	—	—	(210)	—	(210)
Total comprehensive income for the period	—	—	—	—	19,036	33,558	52,594
Equity-settled share-based payments	—	—	—	—	—	1,753	1,753
Balance at 31 December 2020	53	68,822	(21,305)	249,030	(13,529)	122,508	405,579
Loss for the period	—	—	—	—	—	(125,774)	(125,774)
Cash flow hedges	—	—	—	—	3,452	—	3,452
Tax expense relating to movement on hedges	—	—	—	—	(359)	—	(359)
Total comprehensive loss for the period	—	—	—	—	3,093	(125,774)	(122,681)
Equity-settled share-based payments	—	—	—	—	—	332	332
Dividends paid	—	—	—	—	—	(10,718)	(10,718)
Balance at 30 June 2021	53	68,822	(21,305)	249,030	(10,436)	(13,652)	272,512
Loss for the period	—	—	—	—	—	(16,941)	(16,941)
Cash flow hedges	—	—	—	—	1,166	—	1,166
Tax expense relating to movement on hedges	—	—	—	—	(291)	—	(291)
Total comprehensive loss for the period	—	—	—	—	875	(16,941)	(16,066)
Equity-settled share-based payments	—	—	—	—	—	968	968
Dividends paid	—	—	—	—	—	(10,669)	(10,669)
Balance at 31 December 2021	53	68,822	(21,305)	249,030	(9,561)	(40,294)	246,745

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of cash flows – unaudited

		Three months ended		Six months ended
		31 December		31 December
		2021	2020	2021	2020
	Note	£’000	£’000	£’000	£’000
Cash flow from operating activities
Cash (used in)/generated from operations	28	(25,567)	2,100	46,120	74,510
Interest paid		(2,161)	(2,498)	(9,953)	(10,184)
Interest received		1	—	3	1
Tax paid		(3,766)	(641)	(4,101)	(3,056)
Net cash (outflow)/inflow from operating activities		(31,493)	(1,039)	32,069	61,271
Cash flow from investing activities
Payments for property, plant and equipment		(1,874)	(1,339)	(5,502)	(3,158)
Payments for intangible assets(1)		(18,715)	(37,968)	(90,915)	(108,775)
Proceeds from sale of intangible assets(1)		1,932	2,991	13,015	22,182
Payments for derivative financial assets		—	(939)	—	(939)
Net cash outflow from investing activities		(18,657)	(37,255)	(83,402)	(90,690)
Cash flow from financing activities
Proceeds from borrowings		40,000	60,000	40,000	60,000
Principal elements of lease payments		(432)	(412)	(848)	(820)
Dividends paid		—	—	(10,669)	—
Net cash inflow from financing activities		39,568	59,588	28,483	59,180
Net (decrease)/increase in cash and cash equivalents		(10,582)	21,294	(22,850)	29,761
Cash and cash equivalents at beginning of period		98,666	58,940	110,658	51,539
Effect of exchange rate changes on cash and cash equivalents		(650)	386	(374)	(680)
Cash and cash equivalents at end of period	22	87,434	80,620	87,434	80,620
(1)	Payments and proceeds for intangible assets primarily relate to player and key football management staff registrations. When acquiring or selling players’ and key football management staff registrations it is normal industry practice for payment terms to spread over more than one year and consideration may also include non-cash items. Details of registrations additions and disposals are provided in note 17. Trade payables in relation to the acquisition of registrations at the reporting date are provided in note 25. Trade receivables in relation to the disposal of registrations at the reporting date are provided in note 20.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited

1         General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a men’s and women’s professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (as amended) of the Cayman Islands. The Company’s shares are listed on the New York Stock Exchange under the symbol “MANU”.

These financial statements are presented in pounds sterling and all values are rounded to the nearest thousand (£’000) except when otherwise indicated.

These interim consolidated financial statements were approved for issue by the Audit Committee on 2 March 2022.

2         Basis of preparation

The interim consolidated financial statements of Manchester United plc have been prepared on a going concern basis and in accordance with International Accounting Standard 34 “Interim Financial Reporting”. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 30 June 2021, as filed with the Securities and Exchange Commission on 20 September 2021, contained within the Company’s Annual Report on Form 20-F, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The report of the auditors on those financial statements was unqualified and did not contain an emphasis of matter paragraph. The results of operations for the interim periods should not be considered indicative of results to be expected for the full fiscal year.

COVID-19 pandemic and going concern

Due to remaining summer restrictions on overseas travel, we did not undertake a first team promotional overseas tour at the start of fiscal 2022, and instead we played four domestic games, two of which were held at Old Trafford.

Whilst the nature of the ongoing pandemic may result in UK government restrictions being re-imposed in the future, the majority of such restrictions were lifted ahead of the start of the 2021/22 season, with Old Trafford stadium welcoming back fans at full capacity. We continue to play matches at Old Trafford stadium in front of a full capacity crowd.

Despite the ongoing uncertainty, the Group remains well placed with a strong balance sheet, including cash resources as at 31 December 2021 of £87.4 million. All funds are held as cash and cash equivalents and therefore available on demand. As at 31 December 2021, the Group also has access to undrawn revolving facilities of £100 million.

The Group’s debt facilities include the $425 million senior secured notes and the $225 million secured term loan facility, the majority of which attract fixed interest rates. As at 31 December 2021 the Group also has £100 million outstanding loans under our revolving facilities. The Group’s revolving facilities, secured notes and term loan mature in 2025, 2027 and 2029 respectively. As of 31 December 2021, the Company was in compliance with all debt covenants.

As a result of a detailed assessment, including prudent assumptions around the men’s first team’s performance, and with reference to the Group’s balance sheet, existing committed facilities, but also acknowledging the inherent uncertainty of the current economic outlook, Management has concluded that the Group is able to meet its obligations when they fall due for a period of at least 12 months after the date of this report. For this reason, the Group continue to adopt the going concern basis for preparing the unaudited interim consolidated financial statements.

3         Accounting policies

The accounting policies adopted are consistent with those of the consolidated financial statements for the year ended 30 June 2021, except as described below.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

3         Accounting policies (continued)

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

New and amended standards and interpretations adopted by the Group

No new or amended IFRS standards or interpretations, effective for the first time for the financial year beginning on 1 July 2021, have had a material impact on the interim consolidated financial statements of the Group.

New and amended standards and interpretations issued but not yet adopted

There are no IFRS or IFRS IC standards or interpretations that are not yet effective that would be expected to have a material impact on the Group in the future reporting periods or on foreseeable future transactions.

4         Critical estimates and judgments

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the interim consolidated financial statements are considered to be:

●	Estimate of minimum guarantee revenue recognition – see note 5
●	Estimate of fair value of registrations – see note 17
●	Recognition of deferred tax assets – see note 18

Management does not consider there to be any significant judgements in the preparation of the financial statements.

In preparing these interim consolidated financial statements, the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 30 June 2021, with the exception of changes in estimates that are required in determining the provision for income taxes.

5         Seasonality of revenue

We experience seasonality in our revenue and cash flow, limiting the overall comparability of interim financial periods. In any given interim period, our total revenue can vary based on the number of games played in that period, which affects the amount of Matchday and Broadcasting revenue recognized. Similarly, certain of our costs are derived from hosting games at Old Trafford, and these costs will also vary based on the number of games played in the period. We historically recognize the most revenue in our second and third fiscal quarters due to the scheduling of matches. However, a strong performance by our first team in European competitions and domestic cups could result in significant additional Matchday and Broadcasting revenue, and consequently we may also recognize the most revenue in our fourth fiscal quarter in those years.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

5         Seasonality of revenue (continued)

i)Commercial

Commercial revenue (whether settled in cash or value in kind) comprises revenue receivable from the exploitation of the Manchester United brand through sponsorship and other commercial agreements, including minimum guaranteed revenue, revenue receivable from retailing Manchester United branded merchandise in the UK and licensing the manufacture, distribution and sale of such goods globally, and fees for the Manchester United men’s first team undertaking tours. Revenue is recognized over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship rights enjoyed by the individual sponsor. In instances where the sponsorship rights remain the same over the duration of the contract, revenue is recognized as performance obligations are satisfied evenly over time (i.e. on a straight-line basis). Retail revenue is recognized when control of the products has transferred, being at the point of sale to the customer. License revenue in respect of right to access licences is recognized in line with the performance obligations included within the contract, in instances where these remain the same over the duration of the contract, revenue is recognized evenly on a time elapsed (i.e. straight-line) basis. Sales-based royalty revenue is recognized only when the subsequent sale is made.

Significant estimates

A number of sponsorship contracts contain significant estimates in relation to the recognition of revenue in line with performance obligations. Minimum guaranteed revenue is recognized over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship benefits enjoyed by the individual sponsor. In instances where the sponsorship rights remain the same over the duration of the contract, revenue is recognized as performance obligations are satisfied evenly over time (i.e. on a straight-line basis).

The Group has a 10-year agreement with adidas which began on 1 August 2015. The minimum guarantee payable by adidas over the term of the agreement is £750 million, subject to certain adjustments. Payments due in a particular year may increase if the club’s men’s first team wins the Premier League, FA Cup or Champions League, or decrease if the club’s men’s first team fails to participate in the Champions League for two or more consecutive seasons with the maximum possible increase being £4 million per year and the maximum possible reduction being 30% of the applicable payment for the year in which the second or other consecutive season of non-participation falls. Participation in the UEFA Champions League is typically secured via a top 4 finish in the Premier League or winning the UEFA Europa League. Revenue is currently being recognized based on management’s estimate as at 31 December 2021 that the full minimum guarantee amount is the most likely amount that will be received, as management does not expect two consecutive seasons of non-participation in the Champions League.

ii)Broadcasting

Broadcasting revenue represents revenue receivable from all UK and overseas broadcasting contracts, including contracts negotiated centrally by the Premier League and UEFA. Distributions from the Premier League comprise a fixed element (which is recognized evenly as each performance obligation is satisfied i.e.as each Premier League match is played), facility fees for live coverage and highlights of domestic home and away matches (which are recognized when the respective performance obligation is satisfied i.e. the respective match is played), and merit awards (which, being variable consideration, are recognized when each performance obligation is satisfied i.e. as each Premier League match is played, based on management’s estimate of where the men’s first team will finish at the end of the football season i.e. the most likely outcome). Distributions from UEFA relating to participation in European competitions comprise market pool payments (which are recognized over the matches played in the competition, a portion of which reflects Manchester United’s performance relative to the other Premier League clubs in the competition), fixed amounts for participation in individual matches (which are recognized when the matches are played) and an individual club coefficient share (which is recognized over the group stage matches).

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

5         Seasonality of revenue (continued)

iii)Matchday

Matchday revenue is recognized based on matches played throughout the year with revenue from each match (including season ticket allocated amounts) only being recognized when the performance obligation is satisfied i.e. the match has been played. Revenue from related activities such as Conference and Events or the Museum is recognized as the event or service is provided or the facility is used. Matchday revenue includes revenue receivable from all domestic and European match day activities from Manchester United games at Old Trafford, together with the Group’s share of gate receipts from domestic cup matches not played at Old Trafford, and fees for arranging other events at the Old Trafford stadium. As the Group acts as the principal in the sale of match tickets, the share of gate receipts payable to the other participating club and competition organizer for domestic cup matches played at Old Trafford is treated as an operating expense. As a result of COVID-19, all matches in the prior period were played behind closed doors. In the current period, the Old Trafford stadium has welcomed back fans at full capacity

6         Revenue from contracts with customers

6.1       Disaggregation of revenue from contracts with customers

The principal activity of the Group is the operation of men’s and women’s professional football clubs. All of the activities of the Group support the operation of the football clubs and the success of the men’s first team in particular is critical to the on-going development of the Group. Consequently the chief operating decision maker (being the Board and executive officers of Manchester United plc) regards the Group as operating in one material segment, being the operation of professional football clubs.

All revenue derives from the Group’s principal activity in the United Kingdom. Revenue can be analysed into its three main components as follows:

	Three months ended		Six months ended
	31 December		31 December
	2021	2020	2021	2020
	£’000	£’000	£’000	£’000
Sponsorship	35,215	37,780	71,484	74,286
Retail, merchandising, apparel & product licensing	29,193	24,832	57,289	48,028
Commercial	64,408	62,612	128,773	122,314
Domestic competitions	46,383	51,706	69,262	87,989
European competitions	38,266	55,421	56,813	65,054
Other	1,764	1,577	3,680	3,259
Broadcasting	86,413	108,704	129,755	156,302
Matchday	34,619	1,534	53,373	3,206
	185,440	172,850	311,901	281,822

All non-current assets, other than US deferred tax assets, are held within the United Kingdom.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

6        Revenue from contracts with customers (continued)

6.2     Assets and liabilities related to contracts with customers

Details of movements on assets related to contracts with customers are as follows:

Current
contract assets
– accrued
revenue
£’000
At 1 July 2020	45,966
Recognized in revenue during the period	64,354
Cash received/amounts invoiced during the period	(44,525)
At 31 December 2020	65,795
Recognized in revenue during the period	37,563
Cash received/amounts invoiced during the period	(62,328)
Loss allowance	(486)
At 30 June 2021	40,544
Recognized in revenue during the period	66,055
Cash received/amounts invoiced during the period	(36,771)
At 31 December 2021	69,828

A contract asset (accrued revenue) is recognized if commercial, broadcasting or Matchday revenue performance obligations are satisfied prior to unconditional consideration being due under the contract.

The Group considered the current and expected future economic impact surrounding the COVID-19 pandemic and determined that there was no material impact on impairment of contract assets.

Details of movements on liabilities related to contracts with customers are as follows:

	Current	Non-current
	contract	contract	Total contract
	liabilities –	liabilities –	liabilities –
	deferred	deferred	deferred
	revenue	revenue	revenue
	£’000	£’000	£’000
At 1 July 2020	(171,574)	(18,759)	(190,333)
Recognized in revenue during the period	82,929	—	82,929
Cash received/amounts invoiced during the period	(43,815)	—	(43,815)
Reclassified to current during the period	(4,987)	4,987	—
At 31 December 2020	(137,447)	(13,772)	(151,219)
Recognized in revenue during the period	74,272	—	74,272
Cash received/amounts invoiced during the period	(63,979)	—	(63,979)
Reclassified to current during the period	9,170	(9,170)	—
At 30 June 2021	(117,984)	(22,942)	(140,926)
Recognized in revenue during the period	75,882	—	75,882
Cash received/amounts invoiced during the period	(115,497)	—	(115,497)
Reclassified to current during the period	1,668	(1,668)	—
At 31 December 2021	(155,931)	(24,610)	(180,541)

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

6        Revenue from contracts with customers (continued)

6.2     Assets and liabilities related to contracts with customers (continued)

Commercial, broadcasting and Matchday consideration which is received in advance of the performance obligation being satisfied is treated as a contract liability (deferred revenue). The deferred revenue is then recognized as revenue when the performance obligation is satisfied. The Group receives substantial amounts of deferred revenue prior to the previous financial year end which is then recognized as revenue throughout the current and, where applicable, future financial years.

7         Operating expenses

	Three months ended		Six months ended
	31 December		31 December
	2021	2020	2021	2020
	£’000	£’000	£’000	£’000
Employee benefit expenses	(97,745)	(81,750)	(186,250)	(153,657)
Depreciation - property, plant and equipment (note 14)	(3,066)	(3,167)	(6,259)	(6,466)
Depreciation – right-of-use assets (note 15)	(443)	(426)	(871)	(848)
Depreciation - investment property (note 16)	(70)	(70)	(140)	(135)
Amortization (note 17)	(38,653)	(32,459)	(73,787)	(64,002)
Other operating expenses	(29,748)	(20,787)	(56,521)	(37,024)
Exceptional items (note 8)	(9,992)	—	(9,992)	—
	(179,717)	(138,659)	(333,820)	(262,132)

8         Exceptional items

	Three months ended		Six months ended
	31 December		31 December
	2021	2020	2021	2020
	£’000	£’000	£’000	£’000
Compensation paid for loss of office	(9,127)	—	(9,127)	—
Football League pension scheme deficit (note 29)	(865)	—	(865)	—
	(9,992)	—	(9,992)	—

Compensation paid for loss of office relates to amounts payable to a former men’s first team manager and certain members of the coaching staff.

The Football League pension scheme deficit reflects the present value of the additional contributions the Group is expected to pay to remedy the revised deficit of the scheme pursuant to the latest triennial actuarial valuation.

9         (Loss)/profit on disposal of intangible assets

	Three months ended		Six months ended
	31 December		31 December
	2021	2020	2021	2020
	£’000	£’000	£’000	£’000
(Loss)/profit on disposal of registrations	(660)	14,131	16,658	1,247
Player loan income	342	147	500	436
	(318)	14,278	17,158	1,683

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

10         Net finance (costs)/income

	Three months ended		Six months ended
	31 December		31 December
	2021	2020	2021	2020
	£’000	£’000	£’000	£’000
Interest payable on bank loans and overdrafts	(430)	(545)	(945)	(800)
Interest payable on secured term loan facility, senior secured notes and revolving facilities	(4,678)	(4,236)	(9,260)	(8,263)
Interest payable on lease liabilities (note 15)	(25)	(26)	(50)	(54)
Amortization of issue costs on secured term loan facility and senior secured notes	(183)	(152)	(354)	(294)
Foreign exchange losses on retranslation of unhedged US dollar borrowings	(591)	—	(10,560)	—
Unwinding of discount relating to registrations	(633)	(300)	(1,212)	(455)
Reclassified from hedging reserve (1)	—	—	—	(14,837)
Hedge ineffectiveness on cash flow hedges	(87)	—	(210)	—
Fair value movement on derivative financial instruments:
Embedded foreign exchange derivatives	(846)	(463)	—	(593)
Total finance costs	(7,473)	(5,722)	(22,591)	(25,296)
Interest receivable on short-term bank deposits	1	—	3	1
Foreign exchange gains on retranslation of unhedged US dollar borrowings (2)	—	23,752	—	42,835
Reclassified from hedging reserve	—	—	326	—
Hedge ineffectiveness on cash flow hedges	—	1,525	—	2,036
Fair value movement on derivative financial instruments:
Embedded foreign exchange derivatives	—	—	5,136	—
Foreign currency options	—	147	—	147
Total finance income	1	25,424	5,465	45,019
Net finance (costs)/income	(7,472)	19,702	(17,126)	19,723
(1)	Foreign exchange losses immediately reclassified from the hedging reserve for hedged future revenues no longer meeting the hedge accounting criteria due to a change in denomination of the contract currency.
(2)	Unrealized foreign exchange gains on unhedged USD borrowings due to a favourable swing in foreign exchange rates.

11         Income tax credit/(expense)

	Three months ended		Six months ended
	31 December		31 December
	2021	2020	2021	2020
	£’000	£’000	£’000	£’000
Current tax
Current tax on loss/profit for the period	(60)	(5,485)	(117)	(8,021)
Foreign tax	(17)	335	(352)	(1,001)
Adjustment in respect of previous years	—	(562)	—	(562)
Total current tax expense	(77)	(5,712)	(469)	(9,584)
Deferred tax
Origination and reversal of temporary differences	742	9,262	5,415	13,249
Re-measurement of US deferred tax asset	—	(7,893)	—	(11,203)
Total deferred tax credit	742	1,369	5,415	2,046
Total income tax credit/(expense)	665	(4,343)	4,946	(7,538)

Tax is recognized based on management’s estimate of the weighted average annual tax rate expected for the full financial year. Based on current forecasts, the estimated weighted average annual tax rate used for the year to 30 June 2022 is 23.43% (30 June 2021: 6.58%).

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

11         Income tax credit/(expense) (continued)

The current year estimated weighted average annual tax rate of 23.43% is driven by UK deferred tax movements, recognized at the substantively enacted increase in UK Corporation tax rate of 25%, effective April 2023.

The prior year estimated weighted average annual tax rate of 6.58% is impacted by a one-off UK tax deduction related to foreign exchange losses. The total prior year income tax expense also includes one-off charges, largely in respect of foreign exchange gains, which are not reflected in the estimated weighted average annual tax rate.

In addition to the amounts recognized in the statement of profit or loss, the following amounts relating to tax have been recognized in other comprehensive income:

	Three months ended		Six months ended
	31 December		31 December
	2021	2020	2021	2020
	£’000	£’000	£’000	£’000
Current tax	—	35	—	(2,074)
Deferred tax (note 18)	(350)	(202)	(291)	1,864
Total income tax expense recognized in other comprehensive income	(350)	(167)	(291)	(210)

12         (Loss)/earnings per share

	Three months ended		Six months ended
	31 December		31 December
	2021	2020	2021	2020
(Loss)/profit for the period (£’000)	(1,402)	63,828	(16,941)	33,558
Basic (loss)/earnings per share (pence)	(0.86)	39.17	(10.39)	20.60
Diluted (loss)/earnings per share (pence) (1)	(0.86)	39.07	(10.39)	20.54

(i)	Basic (loss)/earnings per share

Basic (loss)/earnings per share is calculated by dividing the (loss)/profit for the period by the weighted average number of ordinary shares in issue during the period.

(ii)	Diluted (loss)/earnings per share

Diluted (loss)/earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue during the year to assume conversion of all dilutive potential ordinary shares. The Company has one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year, or, if later, the date of issue of the potential ordinary shares.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

12         (Loss)/earnings per share (continued)

(iii)	Weighted average number of shares used as the denominator

	Three months ended		Six months ended
	31 December		31 December
	2021	2020	2021	2020
	Number	Number	Number	Number
	‘000	‘000	‘000	‘000
Class A ordinary shares	53,962	40,622	49,466	40,622
Class B ordinary shares	110,724	124,000	115,216	124,000
Treasury shares	(1,683)	(1,683)	(1,683)	(1,683)
Weighted average number of ordinary shares used as the denominator in calculating basic (loss)/earnings per share	163,003	162,939	162,999	162,939
Adjustment for calculation of diluted earnings per share assumed conversion into Class A ordinary shares (1)	—	446	—	446
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted (loss)/earnings per share (1)	163,003	163,385	162,999	163,385
(1)	For the three and six months ended 31 December 2021, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

13         Dividends

Dividends paid in the six months ended 31 December 2021 amounted to $14,669,000 ($0.09 per share), the pounds sterling equivalent of which was £10,669,000. Dividends paid in the six months ended 31 December 2020 amounted to £nil. A semi-annual dividend of $14,670,000, equivalent to $0.09 per share, was paid on 7 January 2022. The pounds sterling equivalent was £10,893,000.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

14         Property, plant and equipment

	Freehold	Plant and	Fixtures
	property	machinery	and fittings	Total
	£’000	£’000	£’000	£’000
At 1 July 2021
Cost	278,987	38,309	73,528	390,824
Accumulated depreciation	(59,867)	(32,964)	(50,934)	(143,765)
Net book amount	219,120	5,345	22,594	247,059
Six months ended 31 December 2021
Opening net book amount	219,120	5,345	22,594	247,059
Additions	2,142	989	1,914	5,045
Transfers	—	232	(232)	—
Depreciation charge	(1,695)	(1,587)	(2,977)	(6,259)
Closing net book amount	219,567	4,979	21,299	245,845
At 31 December 2021
Cost	281,129	39,559	75,181	395,869
Accumulated depreciation	(61,562)	(34,580)	(53,882)	(150,024)
Net book amount	219,567	4,979	21,299	245,845

At 1 July 2020
Cost	270,900	38,222	79,741	388,863
Accumulated depreciation	(56,435)	(32,461)	(45,528)	(134,424)
Net book amount	214,465	5,761	34,213	254,439
Six months ended 31 December 2020
Opening net book amount	214,465	5,761	34,213	254,439
Additions	423	1,119	1,668	3,210
Transfers	7,366	—	(7,366)	—
Depreciation charge	(1,743)	(1,613)	(3,110)	(6,466)
Closing net book amount	220,511	5,267	25,405	251,183
At 31 December 2020
Cost	278,689	37,248	73,400	389,337
Accumulated depreciation	(58,178)	(31,981)	(47,995)	(138,154)
Net book amount	220,511	5,267	25,405	251,183

15        Leases

(i)       Amounts recognized in the consolidated balance sheet

The balance sheet shows the following amounts relating to leases:

Right-of-use assets:

	31 December	30 June	31 December
	2021	2021	2020
	£’000	£’000	£’000
Property	3,328	4,004	3,590
Plant and machinery	419	379	340
Total	3,747	4,383	3,930

Additions to right-of-use assets for the six months ended 31 December 2021 amounted £235,000 and for the year ended 30 June 2021 amounted to £1,522,000.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

15        Leases (continued)

Lease liabilities:

	31 December	30 June	31 December
	2021	2021	2020
	£’000	£’000	£’000
Current	763	1,257	568
Non-current	2,994	3,083	3,255
Total lease liabilities	3,757	4,340	3,823

The following table provides an analysis of the movements in lease liabilities:

£’000
At 1 July 2020	4,393
Cash flows	(842)
Acquisition	219
Accretion expense	53
At 31 December 2020	3,823
Cash flows	(843)
Acquisition	1,303
Accretion expense	57
At 30 June 2021	4,340
Cash flows	(868)
Acquisition	235
Accretion expense	50
At 31 December 2021	3,757

(ii)       Amounts recognized in the consolidated statement of profit or loss:

	Three months ended		Six months ended
	31 December		31 December
	2021	2020	2021	2020
	£’000	£’000	£’000	£’000
Depreciation charge of right-of-use assets
Property	(388)	(383)	(772)	(765)
Plant and machinery	(55)	(43)	(99)	(83)
	(443)	(426)	(871)	(848)
Interest expense (included in finance costs)	(25)	(26)	(50)	(54)
Expense relating to short-term leases (included in operating expenses)	(97)	(126)	(193)	(261)
Expense relating to low value leases (included in operating expenses)	(10)	(10)	(21)	(21)

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

16         Investment property

Total
£’000
At 1 July 2021
Cost	32,193
Accumulated depreciation and impairment	(11,640)
Net book amount	20,553
Six months ended 31 December 2021
Opening net book amount	20,553
Depreciation charge	(140)
Closing net book amount	20,413
At 31 December 2021
Cost	32,193
Accumulated depreciation and impairment	(11,780)
Net book amount	20,413

At 1 July 2020
Cost	32,193
Accumulated depreciation and impairment	(11,366)
Net book amount	20,827
Six months ended 31 December 2020
Opening net book amount	20,827
Depreciation charge	(135)
Closing net book amount	20,692
At 31 December 2020
Cost	32,193
Accumulated depreciation and impairment	(11,501)
Net book amount	20,692

Investment properties were externally valued as of 30 June 2021 in accordance with the Royal Institution of Chartered Surveyors (“RICS”) Valuation - Global Standards 2017 on the basis of Fair Value (as defined in the Standards). The fair value of investment properties as of 30 June 2021 was £24,700,000. Management has considered the carrying amount of investment property as of 31 December 2021 and concluded that, as there are no indicators of impairment, an impairment test is not required.

Fair value of investment properties is determined using inputs that are not based on observable market data, consequently the asset is categorized as Level 3.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

17         Intangible assets

			Other
			intangible
	Goodwill	Registrations	assets	Total
	£’000	£’000	£’000	£’000
At 1 July 2021
Cost	421,453	861,210	16,644	1,299,307
Accumulated amortization	—	(533,223)	(11,617)	(544,840)
Net book amount	421,453	327,987	5,027	754,467
Six months ended 31 December 2021
Opening net book amount	421,453	327,987	5,027	754,467
Additions	—	144,302	1,544	145,846
Disposals	—	(14,274)	—	(14,274)
Amortization charge	—	(72,510)	(1,277)	(73,787)
Closing net book amount	421,453	385,505	5,294	812,252
At 31 December 2021
Cost	421,453	979,655	17,291	1,418,399
Accumulated amortization	—	(594,150)	(11,997)	(606,147)
Net book amount	421,453	385,505	5,294	812,252

At 1 July 2020
Cost	421,453	831,275	14,797	1,267,525
Accumulated amortization	—	(484,403)	(7,952)	(492,355)
Net book amount	421,453	346,872	6,845	775,170
Six months ended 31 December 2020
Opening net book amount	421,453	346,872	6,845	775,170
Additions	—	78,895	929	79,824
Disposals	—	(13,519)	—	(13,519)
Amortization charge	—	(61,896)	(2,106)	(64,002)
Closing net book amount	421,453	350,352	5,668	777,473
At 31 December 2020
Cost	421,453	866,019	15,561	1,303,033
Accumulated amortization	—	(515,667)	(9,893)	(525,560)
Net book amount	421,453	350,352	5,668	777,473

Impairment tests for goodwill

Goodwill is not subject to amortization and is tested annually for impairment (normally at the end of the third fiscal quarter) or more frequently if events or changes in circumstances indicate a potential impairment. Management has considered the carrying amount of goodwill as of 31 December 2021 and concluded that, as there are no indicators of impairment, a detailed impairment test is not required. Having assessed the future anticipated cash flows, management believes that any reasonably possible changes in key assumptions would not result in an impairment of goodwill.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

17         Intangible assets (continued)

Significant estimates - fair value of registrations

The costs associated with the acquisition of players’ and key football management staff registrations include an estimate of the fair value of any contingent consideration. The estimate of the fair value of the contingent consideration payable requires management to assess the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration. This assessment is carried out on an individual basis. The maximum additional amount that could be payable as of 31 December 2021 is disclosed in note 31.1. The estimate over the probability of contingent consideration payable could impact the net book value of registrations and amortization recognized in the statement of profit or loss.

Other intangible assets

Other intangible assets include internally generated assets whose cost and accumulated amortization as of 31 December 2021 was £2,103,000 and £2,067,000 respectively (31 December 2020: £2,098,000 and £1,667,000 respectively).

18         Deferred tax

Deferred tax assets and liabilities are offset where the Group has a legally enforceable right to do so. The following is the analysis of the deferred tax balances (after allowable offset) for financial reporting purposes:

	31 December	30 June	31 December
	2021	2021	2020
	£’000	£’000	£’000
US deferred tax assets (1)	—	—	(61,786)
UK deferred tax liabilities	30,422	35,546	30,851
Net deferred tax liability/(asset)	30,422	35,546	(30,935)

The movements in the net deferred tax liability/(asset) are as follows:

	31 December	30 June	31 December
	2021	2021	2020
	£’000	£’000	£’000
At the beginning of the period	35,546	(27,025)	(27,025)
(Credited)/expensed to the statement of profit or loss (note 11)	(5,415)	64,019	(2,046)
Expensed/(credited) to other comprehensive income (note 11)	291	(1,448)	(1,864)
At the end of the period	30,422	35,546	(30,935)
(1)	During the three months ended 30 June 2021, the deferred tax assets were written down to the extent that they will not shelter profits arising from the unwind of the deferred tax liability. This is due to a change in the substantively enacted UK Corporation tax rate from 19% to 25%, effective April 2023. The current US federal corporate income tax rate is 21%. As a result of this change the US deferred tax asset is no longer forecast to give rise to a future economic benefit. It is expected that any future US tax payable will be sheltered by future foreign tax credits arising from UK tax payable. Future increases in the US federal corporate income tax rate could result in a reversal of the US deferred tax asset write down.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

18         Deferred tax (continued)

Significant estimates – recognition of deferred tax assets

Deferred tax assets are recognized only to the extent that it is probable that the associated deductions will be available for use against future profits and that there will be sufficient future taxable profit available against which the temporary differences can be utilized, provided the asset can be reliably quantified. In estimating future taxable profit, management use “base case” approved forecasts which incorporate a number of assumptions, including a prudent level of future uncontracted revenue in the forecast period. In arriving at a judgment in relation to the recognition of deferred tax assets, management considers the regulations applicable to tax, advice on their interpretation and potential future business planning. Future taxable income may be higher or lower than estimates made when determining whether it is appropriate to record a tax asset and the amount to be recorded. Furthermore, changes in the legislative framework or applicable tax case law may result in management reassessing the recognition of deferred tax assets in future periods.

19         Inventories

	31 December	30 June	31 December
	2021	2021	2020
	£’000	£’000	£’000
Finished goods	2,876	2,080	2,792

The cost of inventories recognized as an expense and included in operating expenses for the six months ended 31 December 2021 amounted to £7,263,000 (year ended 30 June 2021: £5,061,000; six months ended 31 December 2020: £3,211,000).

20         Trade receivables

	31 December	30 June	31 December
	2021	2021	2020
	£’000	£’000	£’000
Trade receivables	103,082	75,745	109,348
Less: provision for impairment of trade receivables	(7,995)	(4,971)	(12,108)
Net trade receivables	95,087	70,774	97,240
Less: non-current portion
Trade receivables	41,024	20,404	34,333
Current trade receivables	54,063	50,370	62,907

Net trade receivables include transfer fees receivable from other football clubs of £61,256,000 (30 June 2021: £43,153,000; 31 December 2020: £59,503,000) of which £41,024,000 (30 June 2021: £20,404,000; 31 December 2020: £34,333,000) is receivable after more than one year. Net trade receivables also include £21,497,000 (30 June 2021: £19,032,000; 31 December 2020: £28,529,000) of deferred revenue that is contractually payable to the Group, but recorded in advance of the earnings process, with corresponding amounts recorded as contract liabilities - deferred revenue.

The fair value of net trade receivables as at 31 December 2021 was £96,805,000 (30 June 2021: £71,819,000; 31 December 2020: £99,105,000) before discounting of cash flows.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

21         Derivative financial instruments

	31 December 2021		30 June 2021		31 December 2020
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£’000	£’000	£’000	£’000	£’000	£’000
Used for hedging:
Interest rate swaps	—	(3,045)	—	(5,121)	—	(7,121)
Forward foreign exchange contracts	—	(76)	—	(28)	81	—
At fair value through profit or loss:
Embedded foreign exchange derivatives	5,580	(194)	809	(527)	—	(443)
Forward foreign exchange contracts	—	(1,452)	8	(58)	1,145	—
Foreign currency options	—	—	—	—	1,086	—
	5,580	(4,767)	817	(5,734)	2,312	(7,564)
Less non-current portion:
Used for hedging:
Interest rate swaps	—	(3,045)	—	(5,121)	—	(7,121)
At fair value through profit or loss:
Embedded foreign exchange derivatives	—	(96)	499	(351)	—	(269)
Forward foreign exchange contracts	4,434	(767)	—	—	536	—
Non-current derivative financial instruments	4,434	(3,908)	499	(5,472)	536	(7,390)
Current derivative financial instruments	1,146	(859)	318	(262)	1,776	(174)

Fair value hierarchy

Derivative financial instruments are carried at fair value. The different levels used in measuring fair value have been defined in accounting standards as follows:

●	Level 1 – the fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period.
●	Level 2 – the fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.
●	Level 3 – if one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

All of the financial instruments detailed above are included in Level 2.

22         Cash and cash equivalents

	31 December	30 June	31 December
	2021	2021	2020
	£’000	£’000	£’000
Cash at bank and in hand	87,434	110,658	80,620

Cash and cash equivalents for the purposes of the interim consolidated statement of cash flows are as above.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

23         Share capital

	Number of shares	Ordinary shares
	(thousands)	£’000
At 1 July 2020	164,622	53
Employee share-based compensation awards – issue of shares	—	—
At 31 December 2020	164,622	53
Employee share-based compensation awards – issue of shares	55	—
At 30 June 2021	164,677	53
Employee share-based compensation awards – issue of shares	9	—
At 31 December 2021	164,686	53

The Company has two classes of ordinary shares outstanding: Class A ordinary shares and Class B ordinary shares, each with a par value of $0.0005 per share. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to one vote per share and is not convertible into any other shares. Each Class B ordinary share is entitled to 10 votes per share and is convertible into one Class A ordinary share at any time. In addition, Class B ordinary shares will automatically convert into Class A ordinary shares upon certain transfers and other events, including upon the date when holders of all Class B ordinary shares cease to hold Class B ordinary shares representing, in the aggregate, at least 10% of the total number of Class A and Class B ordinary shares outstanding. For special resolutions (which are required for certain important matters including mergers and changes to the Company’s governing documents), which require the vote of two-thirds of the votes cast, at any time that Class B ordinary shares remain outstanding, the voting power permitted to be exercised by the holders of the Class B ordinary shares will be weighted such that the Class B ordinary shares shall represent, in the aggregate, 67% of the voting power of all shareholders.

As of 31 December 2021, the Company’s issued share capital comprised 54,478,046 Class A ordinary shares and 110,207,613 Class B ordinary shares. During the three months ended 31 December 2021, 9,500,000 Class B ordinary shares were converted into an equivalent number of Class A ordinary shares.

1,682,896 Class A ordinary shares are currently held in treasury. Distributable reserves have been reduced by £21,305,000, being the consideration paid for these shares. See note 24.

24         Treasury shares

	Number of
	shares
	(thousands)	£’000
At 1 July 2020, 31 December 2020, 30 June 2021 and 31 December 2021	(1,683)	(21,305)

25         Trade and other payables

	31 December	30 June	31 December
	2021	2021	2020
	£’000	£’000	£’000
Trade payables	205,528	143,400	144,792
Other payables	20,259	22,297	12,739
Accrued expenses	69,384	61,990	51,616
Social security and other taxes	14,728	32,491	24,670
	309,899	260,178	233,817
Less: non-current portion
Trade payables	101,221	66,778	59,808
Other payables	1,332	739	1,001
Non-current trade and other payables	102,553	67,517	60,809
Current trade and other payables	207,346	192,661	173,008

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

25         Trade and other payables (continued)

Trade payables include transfer fees and other associated costs in relation to the acquisition of players’ registrations of £188,765,000 (30 June 2021: £136,309,000; 31 December 2020: £132,036,000) of which £101,221,000 (30 June 2021: £66,778,000; 31 December 2020: £59,808,000) is due after more than one year. Of the amount due after more than one year, £54,120,000 (30 June 2021: £40,228,000; 31 December 2020: £39,406,000) is expected to be paid between 1 and 2 years, and the balance of £47,101,000 (30 June 2021: £26,550,000; 31 December 2020: £20,402,000) is expected to be paid between 2 and 5 years.

The fair value of trade payables as at 31 December 2021 was £210,747,000 (30 June 2021: £145,775,000; 31 December 2020: £147,896,000) before discounting of cash flows. The fair value of other payables is not materially different to their carrying amount.

The UK government has made available a range of business support measures during COVID-19. The Group has benefited directly from government assistance in the form of payment deferrals for VAT. The quarterly VAT payments for the periods ended 29 February 2020 and 31 May 2020, originally due 31 March 2020 and 30 June 2020 respectively, were deferred, with the payment due being spread over monthly instalments from March 2021 to January 2022. The amount deferred as of 31 December 2021 is £1,424,000.

26         Borrowings

	31 December	30 June	31 December
	2021	2021	2020
	£’000	£’000	£’000
Senior secured notes	312,318	304,474	308,388
Secured term loan facility	164,734	160,575	162,638
Revolving credit facilities	100,000	60,000	60,000
Accrued interest on senior secured notes and revolving credit facilities	5,185	5,187	5,114
	582,237	530,236	536,140
Less: non-current portion
Senior secured notes	312,318	304,474	308,388
Secured term loan facility	164,734	160,575	162,638
Non-current borrowings	477,052	465,049	471,026
Current borrowings	105,185	65,187	65,114

The senior secured notes of £312,318,000 (30 June 2021: £304,474,000; 31 December 2020: £308,388,000) is stated net of unamortized issue costs amounting to £2,823,000 (30 June 2021: £3,050,000; 31 December 2020: £2,853,000). The outstanding principal amount of the senior secured notes is $425,000,000 (30 June 2021: $425,000,000; 31 December 2020: $425,000,000). The senior secured notes have a fixed coupon rate of 3.79% per annum and interest is paid semi-annually. The senior secured notes mature on 25 June 2027.

The senior secured notes were issued by our wholly-owned subsidiary, Manchester United Football Club Limited, and are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and MU Finance Limited and are secured against substantially all of the assets of those entities and Manchester United Football Club Limited. These entities are wholly-owned subsidiaries of Manchester United plc.

The secured term loan facility of £164,734,000 (30 June 2021: £160,575,000; 31 December 2020: £162,638,000) is stated net of unamortized issue costs amounting to £2,107,000 (30 June 2021: £2,233,000; 31 December 2020: £2,138,000). The outstanding principal amount of the secured term loan facility is $225,000,000 (30 June 2021: $225,000,000; 31 December 2020: $225,000,000). The secured term loan facility attracts interest of US dollar LIBOR plus an applicable margin of between 1.25% and 1.75% per annum and interest is paid monthly. The remaining balance of the secured term loan facility is repayable on 6 August 2029, although the Group has the option to repay the secured term loan facility at any time before then.

The secured term loan facility was provided to our wholly-owned subsidiary, Manchester United Football Club Limited, and is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and is secured against substantially all of the assets of each of those entities. These entities are wholly-owned subsidiaries of Manchester United plc.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

26         Borrowings (continued)

The Group also has £100,000,000 (30 June 2021: £60,000,000; 31 December 2020: £60,000,000) in outstanding loans and £100,000,000 (30 June 2021: £140,000,000; 31 December 2020: £140,000,000) in borrowing capacity under our revolving facilities. £150,000,000 of the facilities terminate on 4 April 2025 and the remainder terminates on 4 July 2025.

The Group has complied with all covenants under its revolving facilities, the secured term loan facility and the note purchase agreement governing the senior secured notes during the 2021 and 2020 reporting period.

27         Provisions

	Other(1)	Tax(2)	Total
	£’000	£’000	£’000
At 1 July 2020 and 31 December 2020	—	—	—
Transfer from accruals(3)	695	4,094	4,789
(Credited)/charged to profit or loss:
Reassessment of provisions	—	(1,036)	(1,036)
Additional provisions recognized	27	1,022	1,049
At 30 June 2021	722	4,080	4,802
(Credited)/charged to profit or loss:
Additional provisions recognized	129	428	557
At 31 December 2021	851	4,508	5,359
Less: non-current portion:
Non-current provisions	81	4,508	4,589
Current provisions	770	—	770

(1) Other provision

Other provision includes, amongst other items, make good provisions as the Group is required to restore the leased premises of its office spaces to their original condition at the end of the respective lease terms. A provision has been recognized based upon the estimated expenditure required to remove any leasehold improvements. The remaining term on such leased properties is between 2 months and 3 years.

(2) Tax provision

Provision in respect of player related tax matters. The timing of cash outflows is by its nature uncertain and therefore a reliable estimate of the expected timing of such cash outflows cannot be made.

(3) Amounts were previously disclosed in accruals due to being immaterial.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

28         Cash (used in)/generated from operations

	Three months ended		Six months ended
	31 December		31 December
	2021	2020	2021	2020
	£’000	£’000	£’000	£’000
(Loss)/profit before income tax	(2,067)	68,171	(21,887)	41,096
Adjustments for:
Depreciation	3,579	3,663	7,270	7,449
Amortization	38,653	32,459	73,787	64,002
Loss/(profit) on disposal of intangible assets	318	(14,278)	(17,158)	(1,683)
Net finance costs/(income)	7,472	(19,702)	17,126	(19,723)
Non-cash employee benefit expense - equity-settled share-based payments	433	488	968	1,753
Foreign exchange (gains)/losses on operating activities	(398)	50	(302)	1,174
Reclassified from hedging reserve	90	114	30	(412)
Changes in working capital:
Inventories	(105)	750	(796)	(606)
Prepayments	4,776	3,519	(13,751)	(9,908)
Contract assets – accrued revenue	(34,471)	(38,920)	(29,284)	(19,829)
Trade receivables	(5,832)	9,950	(5,541)	63,256
Other receivables	151	67	(650)	(132)
Contract liabilities – deferred revenue	(25,963)	(41,234)	39,615	(39,114)
Trade and other payables	(12,532)	(2,997)	(3,864)	(12,813)
Provisions	329	—	557	—
Cash (used in)/generated from operations	(25,567)	2,100	46,120	74,510

29         Pension arrangements

The Group participates in the Football League Pension and Life Assurance Scheme (‘the Scheme’). The Scheme is a funded multi-employer defined benefit scheme where members may have periods of service attributable to several participating employers. The Group is unable to identify its share of the assets and liabilities of the Scheme and therefore accounts for its contributions as if they were paid to a defined contribution scheme. The Group has received confirmation that the assets and liabilities of the Scheme cannot be split between the participating employers. The Group is advised only of the additional contributions it is required to pay to make good the deficit. These contributions could increase in the future if one or more of the participating employers exits the Scheme.

The last triennial actuarial valuation of the Scheme was carried out at 31 August 2020 where the total deficit on the ongoing valuation basis was £27.5 million. The accrual of benefits ceased within the Scheme on 31 August 1999, therefore there are no contributions relating to current accrual. The Group pays monthly contributions based on a notional split of the total expenses and deficit contributions of the Scheme.

A charge of £865,000 (2020: £nil) has been made to the statement of profit or loss during the six months ended 31 December 2021, representing the present value of the additional contributions the Group is expected to pay to remedy the revised deficit of the Scheme.

The Group currently pays total contributions of £532,000 per annum and this amount will increase by 5% per annum from September 2022. Based on the existing actuarial valuation assumptions, this will be sufficient to pay off the deficit by 30 April 2025.

As of 31 December 2021, the present value of the Group’s outstanding contributions (i.e. its future liability) is £1,865,000. This amounts to £533,000 (30 June 2021: £518,000; 31 December 2020: £502,000) due within one year and £1,332,000 (30 June 2021: £1,257,000; 31 December 2020: £1,001,000) due after more than one year and is included within other payables.

Contributions are also made to defined contribution pension arrangements and are charged to the statement of profit or loss in the period in which they become payable.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

30         Financial risk management

30.1      Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, and cash flow and fair value interest rate risk), credit risk, and liquidity risk.

The interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, they should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 30 June 2021, as filed with the Securities and Exchange Commission on 20 September 2021, contained within the Company’s Annual Report on Form 20-F.

There have been no changes in risk management since the previous financial year end or in any risk management policies.

30.2      Hedging activities

The Group uses derivative financial instruments to hedge certain exposures and has designated certain derivatives as hedges of cash flows (cash flow hedge).

The Group hedges the foreign exchange risk on contracted future US dollar revenues whenever possible using the Group’s US dollar net borrowings as the hedging instrument. The foreign exchange gains or losses arising on re-translation of the Group’s US dollar net borrowings used in the hedge are initially recognized in other comprehensive income, rather than being recognized in the statement of profit or loss immediately. Amounts previously recognized in other comprehensive income and accumulated in the hedging reserve are subsequently reclassified into the statement of profit or loss in the same accounting period, and within the same statement of profit or loss line (i.e. commercial revenue), as the underlying future US dollar revenues, which given the varying lengths of the commercial revenue contracts will be between January 2022 to June 2025. The foreign exchange gains or losses arising on re-translation of the Group’s unhedged US dollar borrowings are recognized in the statement of profit or loss immediately (within net finance costs). The table below details the net borrowings being hedged at the balance sheet date:

	31 December	30 June	31 December
	2021	2021	2020
	$’000	$’000	$’000
USD borrowings	650,000	650,000	650,000
Hedged USD cash	(13,023)	(23,700)	(2,434)
Net USD debt	636,977	626,300	647,566
Hedged future USD revenues (1)	(34,124)	(61,453)	(63,720)
Unhedged USD borrowings	602,853	564,847	583,846
Closing USD exchange rate ($: £)	1.3486	1.3820	1.3655
(1)	A further portion of the profit and loss exposure (within net finance income/costs) on unhedged USD borrowings is naturally offset by the fair value of foreign exchange based embedded derivatives in host Commercial revenue contracts.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

30         Financial risk management (continued)

30.2      Hedging activities (continued)

The Group hedges its cash flow interest rate risk where considered appropriate using interest rate swaps. Such interest rate swaps have the economic effect of converting a portion of variable rate borrowings from floating rates to fixed rates. The effective portion of changes in the fair value of the interest rate swap is initially recognized in other comprehensive income, rather than being recognized in the statement of profit or loss immediately. Amounts previously recognized in other comprehensive income and accumulated in the hedging reserve are subsequently reclassified into the statement of profit or loss in the same accounting period, and within the same statement of profit or loss line (i.e. net finance costs), as the underlying interest payments, which given the term of the swap will be between January 2022 to June 2024. The following table details the interest rate swaps at the reporting date that are used to hedge borrowings:

	31 December	30 June	31 December
	2021	2021	2020
Principal value of loan outstanding ($’000)	150,000	150,000	150,000
Rate received	1 month $ LIBOR	1 month $ LIBOR	1 month $ LIBOR
Rate paid	Fixed 2.032%	Fixed 2.032%	Fixed 2.032%
Expiry date	30 June 2024	30 June 2024	30 June 2024

As of 31 December 2021 the fair value of the above interest rate swap was a liability of £3,045,000 (30 June 2021: liability of £5,121,000; 31 December 2020: liability of £7,121,000).

The Group also seeks to hedge the majority of the foreign exchange risk on revenue arising as a result of participation in UEFA club competitions, either by using contracted future foreign exchange expenses (including player transfer fee commitments) or by placing forward foreign exchange contracts, at the point at which it becomes reasonably certain that it will receive the revenue. The Group also seeks to hedge the foreign exchange risk on other contracted future foreign exchange expenses using available foreign exchange cash balances and forward foreign exchange contracts.

31       Contingent liabilities and contingent assets

31.1    Contingent liabilities

The Group had contingent liabilities at 31 December 2021 in respect of:

(i)    Transfer fees

Under the terms of certain contracts with other football clubs and agents in respect of player transfers, additional amounts, in excess of the amounts included in the cost of registrations, would be payable by the Group if certain substantive performance conditions are met. These excess amounts are only recognized within the cost of registrations when the Group considers that it is probable that the condition related to the payment will be achieved. The maximum additional amounts that could be payable is £122,604,000 (30 June 2021: £91,993,000; 31 December 2020: £85,960,000). No material adjustment was required to the amounts included in the cost of registrations during the period (2020: no material adjustments) and consequently there was no material impact on the amortization of registration charges in the statement of profit or loss (2020: no material impact). As of 31 December 2021, the potential amount payable by type of condition and category of player was:

	First team
	squad	Other	Total
Type of condition	£’000	£’000	£’000
MUFC appearances/team success/new contract	69,802	9,676	79,478
International appearances	10,989	1,120	12,109
Awards	31,017	—	31,017
	111,808	10,796	122,604

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

31       Contingent liabilities and contingent assets (Continued)

31.1    Contingent liabilities (Continued)

(ii)        Tax matters

We are currently in active discussions with UK tax authorities over a number of tax areas in relation to arrangements with players and players’ representatives. It is possible that in the future, as a result of discussions between the Group and UK tax authorities, as well as discussions UK tax authorities are holding with other stakeholders within the football industry, interpretations of applicable rules will be challenged, which could result in liabilities in relation to these matters. The information usually required by IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’, is not disclosed on the grounds that it is not practicable to be disclosed.

(iii)        Legal matters

While we are involved from time to time in various claims and lawsuits arising in the normal course of business, there are no pending claims or legal proceedings to which the Group is a party which we expect to have a material effect on the Group’s financial position, results of operations or cash flows.

31.2       Contingent assets

(i)          Transfer fees

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable to the Group if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Group when probable and recognized when virtually certain. As of 31 December 2021, the amount of such receipt considered to be probable was £nil (30 June 2021: £75,000; 31 December 2020: £1,314,000).

32         Commitments

32.1       Capital commitments

As at 31 December 2021, the Group had contracted capital expenditure relating to property, plant and equipment amounting to £1,437,000 (30 June 2021: £1,240,000; 31 December 2020: £242,000) and to other intangible assets amounting to £472,000 (30 June 2021: £479,000; 31 December 2020: £452,000). These amounts are not recognized as liabilities.

33         Events occurring after the reporting period

33.1       Dividends

An interim dividend of $14,670,000 (equivalent to $0.09 per share), the pounds sterling equivalent of which was £10,893,000, was paid on 7 January 2022.

33.2       Registrations

The playing registrations of certain footballers have been disposed of, subsequent to 31 December 2021, for total proceeds, net of associated costs, of £1,252,000. The associated net book value was £116,000. Also subsequent to 31 December 2021, solidarity contributions, training compensation, sell-on fees and contingent consideration totalling £39,000, became receivable in respect of previous playing registration disposals.

Subsequent to 31 December 2021 the playing registrations of certain players were acquired or extended for a total consideration, including associated costs, of £124,000. Payments are due within the next 2 years. Also subsequent to 31 December 2021, sell-on fees and contingent consideration totalling £874,000, became payable in respect of previous playing registration acquisitions.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

33          Events occurring after the reporting period (continued)

33.3       Key management

On 1 February 2022, Richard Arnold, formerly Group Managing Director, was appointed as Chief Executive Officer. On the same date, Ed Woodward stepped down from his role as Executive Vice-Chairman.

33.4       Global sponsor

Subsequent to 31 December 2021 the Group has withdrawn the sponsorship rights of one of our global sponsors.

34         Related party transactions

As of 31 December 2021, trusts and other entities controlled by six lineal descendants of Mr. Malcolm Glazer collectively own 4.38% of our issued and outstanding Class A ordinary shares and all of our issued and outstanding Class B ordinary shares, representing 95.63% of the voting power of our outstanding capital stock.

35         Subsidiaries

The following companies are the subsidiary undertakings of the Company as of 31 December 2021:

		% of ownership
Subsidiaries	Principal activity	interest
Red Football Finance Limited*	Dormant company	100
Red Football Holdings Limited*	Holding company	100
Red Football Shareholder Limited	Holding company	100
Red Football Joint Venture Limited	Holding company	100
Red Football Limited	Holding company	100
Red Football Junior Limited	Holding company	100
Manchester United Limited	Holding company	100
Alderley Urban Investments Limited	Property investment	100
Manchester United Football Club Limited	Professional football club	100
Manchester United Women’s Football Club Limited	Professional football club	100
Manchester United Interactive Limited	Dormant company	100
MU 099 Limited	Dormant company	100
MU Commercial Holdings Limited	Holding company	100
MU Commercial Holdings Junior Limited	Holding company	100
MU Finance Limited	Dormant company	100
MU RAML Limited	Retail and licensing company	100
MUTV Limited	Media company	100
RAML USA LLC	Dormant company	100
*	Direct investment of Manchester United plc, others are held by subsidiary undertakings.

All of the above are incorporated and operate in England and Wales, with the exception of Red Football Finance Limited which is incorporated and operates in the Cayman Islands and RAML USA LLC which is incorporated in the United States.